# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: W. R. BERKLEY CORPORATION, CIK 0000011544
CUSIP: 084423102
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 475 STEAMBOAT ROAD, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 03/04/2026
Filed by CIK 0001142206
Persons authorized to receive notices and communications: Mitsui Sumitomo Insurance Co.,, Ltd., Attn: Kunihisa Kawasaki, 9, Kanda-Surugadai, 3-chome, Chiyoda-Ku, Tokyo, Japan (M0), 101-8011, 81332591462; Debevoise & Plimpton LLP,, Attn: Eric T. Juergens, Esq, 66 Hudson Boulevard, New York, New York (NY), 10001, (212) 909-6000

## Reporting persons
- Mitsui Sumitomo Insurance Co., Ltd. (CIK 0001142206): type of reporting person: insurance company (IC); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 58,780,450; shared voting power 0; sole dispositive power 58,780,450; shared dispositive power 0; aggregate amount beneficially owned 58,780,450 (15.7% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of common stock, par value $0.20 per share (the "Common Stock"), of W. R. Berkley Corporation (the "Issuer") held by WR Berkley & Others LLC ("Family Holdings"), as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.
- MS&AD Insurance Group Holdings, Inc. (CIK 0001431048): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 58,780,450; sole dispositive power 0; shared dispositive power 58,780,450; aggregate amount beneficially owned 58,780,450 (15.7% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by Family Holdings, as further described in Items 5(a) and 6.
  
  Percentages are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: W. R. BERKLEY CORPORATION
Address of issuer's principal executive offices: 475 STEAMBOAT ROAD, GREENWICH, Connecticut (CT), 06830
Comment: This Amendment No. 3 amends the Statement on Schedule 13D initially filed on December 11, 2025 with the Securities and Exchange Commission, and amended on January 14, 2026 and February 6, 2026 (as amended, the "Statement") by MS&AD Insurance Group Holdings, Inc., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MS&AD Holdings"), and Mitsui Sumitomo Insurance Co., Ltd., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MSI" and together with MS&AD Holdings, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

Between February 9, 2026 and March 3, 2026, MSI purchased an aggregate of 2,321,794 shares of Common Stock in the open market at average prices per share as set forth in Schedule I to this Statement for an aggregate purchase price of $165,197,113.28, all of which was paid using cash on hand. The shares of Common Stock were purchased in the open market pursuant to the previously disclosed 10b5-1 purchase plan entered into with Jefferies LLC on October 3, 2025. The 10b5-1 purchase plan terminated on March 3, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by replacing the first paragraph with the following:

Calculations of the Reporting Persons' beneficial ownership on the cover pages and in Item 5(a) of this Statement are based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026. However, when calculating MSI's percentage ownership for certain purposes under the Framework Agreement, LLC Agreement and 10b5-1 Purchase Plan (each as defined below), MSI uses as its denominator 391,869,666 shares of Common Stock, which comprises such number of shares of Common Stock outstanding as of February 23, 2026 and 17,378,810 shares of Common Stock held in a grantor trust as of December 31, 2025, each as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026. We refer to that aggregate number as the "Outstanding Agreement Shares."

Item 4 is hereby amended and supplemented by adding the following paragraph as the second to last paragraph of Item 4:

In connection with MSI's acquisition of fifteen percent (15%) of the Outstanding Agreement Shares, MSI designated Andrew Carrier, an executive officer of MSI, to serve as a director of the Issuer. Mr. Carrier was nominated to the slate of directors up for election to the Issuer's Board at the Issuer's 2026 annual meeting by the Issuer's Board following the recommendation of the Issuer's Nominating and Corporate Governance Committee to the Board. Mr. Carrier is anticipated to be elected to the Board at the annual meeting of stockholders of the Issuer scheduled to be held in June 2026. Mr. Carrier was designated by MSI pursuant to the terms of the Framework Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

MSI beneficially owns 58,780,450 shares of Common Stock, representing fifteen and seven-tenths percent (15.7%) of the shares of Common Stock outstanding. Because MSI is its wholly-owned subsidiary, MS&AD Holdings may, in accordance with the rules of the Securities and Exchange Commission, be deemed to be an indirect beneficial owner of the shares of Common Stock beneficially owned by MSI. MS&AD Holdings disclaims beneficial ownership of such shares. The percentage beneficial ownership of the Reporting Persons has been determined based on 374,490,856 shares of Common Stock outstanding as of February 23, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by Family Holdings. As a result of the Framework Agreement and LLC Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting power over the shares of Common Stock beneficially owned by Family Holdings. As of the date hereof, Family Holdings beneficially owns an aggregate of 63,515,547 shares of Common Stock (approximately seventeen percent (17.0%) of the total number of shares of Common Stock outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with Family Holdings.
Number of shares as to which each person has sole or shared power to vote or dispose: In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.
Transactions in the class effected during the past sixty days: Schedule I sets forth the purchases of shares of Common Stock by MSI in the open market between February 9, 2026 and March 3, 2026 and is incorporated herein by reference. Except for the foregoing or as otherwise set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Statement, has effected any transactions in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following at the end of the second paragraph of the subsection entitled "Framework Agreement" in Item 6:

The Closing Date is March 4, 2026.

Item 6 is hereby amended and supplemented by adding the following paragraphs at the end of the subsection entitled "Limited Liability Company Agreement" in Item 6:

On March 4, 2026, MSI and Family Holdings entered into the LLC Agreement.

The foregoing description of the LLC Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the text of such agreement, which is attached hereto as Exhibits 99.12 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.10 Schedule I, dated March 5, 2026

99.11 Joint Filing Agreement, dated December 11, 2025, by and between Mitsui Sumitomo Insurance Co., Ltd. and MS&AD Insurance Group Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on December 11, 2025)

99.12 Amended and Restated Limited Liability Company Agreement, dated March 4, 2026, by and among, Symphony Partners, LLC, Mitsui Sumitomo Insurance Co., Ltd. and WR Berkley & Others LLC

99.13 Press Release of Mitsui Sumitomo Insurance Co., Ltd., dated March 5, 2026

## Signatures
- Mitsui Sumitomo Insurance Co., Ltd.: /s/ Hironori Morimoto, Hironori Morimoto/Authorized Signatory (03/05/2026)
- MS&AD Insurance Group Holdings, Inc.: /s/ Hironori Morimoto, Hironori Morimoto/Authorized Signatory (03/05/2026)